As filed with the Securities and Exchange Commission on October 29, 2002
                                                    Registration No. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                          BESTNET COMMUNICATIONS CORP.
                     (formerly WAVETECH INTERNATIONAL, INC.)
             (Exact name of registrant as specified in its charter)

            Nevada                                               86-1006416
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

          5075 East Cascade Road, Suite K, Grand Rapids, Michigan 49546
                                 (616) 977-9933
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                   Copies to:

      Robert A. Blanchard                            Gregory R. Hall, Esq.
  BestNet Communications Corp.                 Squire, Sanders & Dempsey L.L.P.
5075 East Cascade Road, Suite K                     Two Renaissance Square
  Grand Rapids, Michigan 49546               40 North Central Avenue, Suite 2700
         (616) 977-9933                           Phoenix, Arizona 85004-4498
                                                        (602) 528-4000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)


     APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

================================================================================

                                         CALCULATION OF REGISTRATION FEE
================================================================================================================
                                    NUMBER OF       PROPOSED MAXIMUM           PROPOSED
    TITLE OF EACH CLASS OF        SHARES TO BE     OFFERING PRICE PER     MAXIMUM AGGREGATE        AMOUNT OF
 SECURITIES TO BE REGISTERED     REGISTERED (1)       SHARE UNIT(2)       OFFERING PRICE(2)     REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value      6,141,753            $1.185                $7,277,977             $669.57
================================================================================================================

(1) Represents shares of our common stock issuable upon exercise of warrants issued to the investors listed elsewhere in this registration statement. Pursuant to Rule 416(a), this registration statement also covers an indeterminate number of additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (o) under the Securities Act of 1933, as amended, on the basis of the closing price for shares of our common stock as reported by the Nasdaq Over the Counter Bulletin Board on October 24, 2002.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED OCTOBER 29, 2002

Prospectus


                          BestNet Communications Corp.

                      6,141,753 Shares of Our Common Stock

     This prospectus relates to the resale of an aggregate of 6,141,753 shares of our common stock issuable upon exercise of outstanding warrants. The shares of common stock covered by this prospectus are being offered by the selling stockholders identified on pages 22 through 23. The shares of common stock that may be resold by the selling stockholders constitute 34.27% of our issued and outstanding common stock on September 30, 2002 and 25.5% of our issued and outstanding common stock on such date after giving effect to the exercise of all of the warrants described in this prospectus.

     The selling stockholders may sell the common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed to be underwriters of the shares of common stock, which they are offering. Please see the "Selling Stockholders" section beginning on page 23 in this prospectus for a complete description of all of the selling stockholders.

     The selling stockholders will receive all of the amounts received upon any sale by them of the common stock, less any brokerage commissions or other expenses incurred by them. We will not receive any proceeds from the sale of the common stock by the selling stockholders. We will receive up to an aggregate of $27,902,822.25 if all of the warrants are exercised.

     Our common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol BESC.OB. On October 25, 2002, the closing sale price of our common stock was $1.25.

     Investing in our common stock involves a high degree of risk. See Risk Factors on page 8.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is October ___, 2002.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

WHERE YOU CAN FIND MORE INFORMATION........................................    2
INCORPORATION OF DOCUMENTS BY REFERENCE....................................    2
SUMMARY....................................................................    3
THE OFFERING...............................................................    6
RISK FACTORS...............................................................    7
USE OF PROCEEDS............................................................   21
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS...................   21
SELLING STOCKHOLDERS.......................................................   22
PLAN OF DISTRIBUTION.......................................................   24
DETERMINATION OF OFFERING PRICE............................................   25
DESCRIPTION OF SECURITIES..................................................   25
LEGAL MATTERS..............................................................   25
EXPERTS....................................................................   25
INFORMATION WITH RESPECT TO THE REGISTRANT.................................   25
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
  ACT LIABILITIES..........................................................   25

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

     * our annual report on Form 10-KSB for the fiscal year ended August 31, 2001;
     * our Forms 10-KSB/A filed on August 30, 2002 and October 16, 2002, amending our annual report on Form 10-KSB for the fiscal year ended August 31, 2001;
     * our quarterly reports on Form 10-QSB for the quarterly periods ended February 28, 2002 and May 31, 2002;
     * our Form 10-QSB/A filed on October 16, 2002, amending our quarterly report on Form 10-QSB for the quarterly period ended May 31, 2002;
     *    our current report on Form 8-K dated October 11, 2001; and
     * the description of our common stock included in our Registration Statement on Form 8-A, filed March 11, 1987.

     If you would like a copy of any of these documents, at no cost, please write or call us at:

                          BestNet Communications Corp.
          5075 East Cascade Road, Suite K, Grand Rapids, Michigan 49546
                            Attn: Corporate Secretary
                            Telephone: (616) 977-9933

     You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

     We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                                     SUMMARY

     The following summary should be read by you together with the more detailed information in other sections of this prospectus. You should also carefully consider the factors described under Risk Factors at page 8 of this prospectus. Throughout this prospectus, we refer to BestNet Communications Corp. as BestNet, we, our, ours, and us.

                          BESTNET COMMUNICATIONS CORP.

     Founded on July 10, 1986, BestNet Communications Corp. is a Nevada corporation that develops, markets and sells Internet-based telecommunications technologies.

     Although founded in 1986, we did not begin our operations until 1995. From 1995 until June 1999, we developed software for customized calling card services and created an infrastructure to market and distribute our products and services. During this period, our efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990's, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card services.

     At August 31, 2001 and May 31, 2002, we had an accumulated deficit of $17,020,532 and $20,767,269, respectively. We had net losses for the fiscal year ended August 31, 2001, fiscal quarter ended May 31, 2002 and nine month period ended May 31, 2002, of $4,014,810, $1,290,150 and $3,746,737, respectively. We expect to continue to spend considerable financial and management resources on the roll-out of our Bestnetcall service, which is described below. Further, we have substantial future capital requirements with respect to the roll-out of our Bestnetcall service. Accordingly, we expect to continue to incur significant additional losses and continued negative cash flow from operations for the foreseeable future.

     Since June 1999, substantially all of our business and financial resources have been focused on developing a web-enabled communication service called Bestnetcall, which is our only Internet-based telecommunications technology. Bestnetcall was first made available to the public on April 17, 2000. We are presently focusing substantially all of our resources on marketing Bestnetcall to selected companies with international locations or clients. We are licensing the technology on which our Bestnetcall service is based from Softalk, Inc. Softalk is a technology company based in Ontario, Canada. Softalk develops Internet-based telecommunication technologies, and has performed substantially all of our development activities.

     Bestnetcall allows us to deliver communication solutions to our clients using the Internet. Communication solutions available to our clients include: long distance calling, conference calling, "Call Me" enabled e-mail links and buttons, etc. Bestnetcall does not require the purchase of special hardware or software by the customer and uses their existing telephone equipment. Users only need access to the Internet and an available phone line. Bestnetcall also offers real-time billing to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options.

     We are offering our Bestnetcall service through both direct sales and indirect sales channels. Our initial target markets include:

     *    Businesses and Industries
     *    Internet Service Providers
     *    Browser  Based  Services,   such  as  Internet  Explorer,   Yahoo  and
          Amazon.com
     *    Affinity Groups
     * Other organizations, including charities, religious organizations, schools and alumni associations
     *    Governmental Agencies
     *    Consumers

     Our marketing efforts will be targeted at international long distance users in a number of key geographic areas in the world. Our priorities will be focused primarily on the following geographic regions:

     *    Caribbean
     *    Central and South America
     *    North America
     *    Asia Pacific
     *    Europe
     *    Middle East

     Today's telecom industry is being shaped dramatically by globalization, new competition, and use of technology. The telecommunications market is one of the largest markets in the world, second only to the financial markets. The International Telecommunications Union forecasts the telecommunications services market to be $1.1 trillion by the end of calendar year 2002. Our goal is to become a leading provider of Web-enabled communication services.

     Our principal executive offices are located at 5075 East Cascade Road, Suite K, Grand Rapids, Michigan 49546. Our telephone number is (616) 977-9933. BestNet wholly owns its four subsidiaries, Interpretel, Inc., Interpretel (Canada) Inc., Telplex International Communications, Inc. and Bestnet Travel, Inc.

                SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

     The following selected and summary consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended August 31, 1996, 1997, 1998, 1999, 2000, and 2001 are derived from our audited financial statements not included elsewhere in this prospectus.

                                                                           YEAR ENDED AUGUST 31,
                                       ---------------------------------------------------------------------------------------------
                                           1996             1997             1998            1999           2000           2001
                                       -----------      -----------      -----------     -----------    ------------   ------------
Statement of Operations
Data:
Revenue                                $    19,895      $   719,142      $   157,838     $    13,580    $     28,670   $    493,260
Cost of revenue                            179,068          679,930           85,082           9,468          51,722        497,663
Development                                297,935                0                0               0               0              0
Selling, general and administration      1,287,386        1,584,747          794,004         691,479       1,188,032      2,044,720
Depreciation & amortization                136,902          211,786          156,965         146,977       1,545,636      1,979,975
                                       -----------      -----------      -----------     -----------    ------------   ------------
Total cost and expenses                  1,901,291        2,476,463        1,036,051         847,924       2,785,390      4,522,358

Loss from operations                    (1,881,396)      (1,757,321)        (878,213)       (834,344)     (2,756,720)    (4,029,098)

Other Income and Expenses:
Interest income                             32,777            8,500            6,565          70,519          76,129        227,691
Rental income                                    0                0            8,833          36,000          22,500            300
Misc income                                      0                0                0               0           4,014             43
Interest expense                           (11,585)         (26,893)         (45,182)         (8,995)        (60,512)           (36)
License agreement termination income             0                0          236,906               0               0              0
Loss on sale of investment in Switch             0                0         (216,165)              0               0              0
Debt conversion expense                          0                0          (92,894)              0               0              0
Proposed merger costs                            0                0         (236,737)       (118,450)              0              0
Write-off of intangibles & other
assets                                           0                0                0         (36,125)              0              0
Income tax expense                               0                0                0               0               0            (50)
Preferred stock conversion penalty               0                0                0        (144,000)       (221,226)             0
Exchange (loss) gain                             0                0                0               0               0         (1,647)
Other misc expenses                              0                0                0         (15,000)              0              0
                                       -----------      -----------      -----------     -----------    ------------   ------------
Total Other Income and Expenses             21,192          (18,393)        (338,674)       (216,051)       (179,095)       226,301
                                       -----------      -----------      -----------     -----------    ------------   ------------
Net loss before preferred dividends    $(1,860,204)     $(1,775,714)     $(1,216,887)    $(1,050,395)   $ (2,935,815)    (3,802,797)

Cumulative preferred dividends
declared and preferred stock
conversion benefit                               0                0          135,994          36,500       2,602,046        212,013
                                       -----------      -----------      -----------     -----------    ------------   ------------
Net loss available to common
shareholders                           $(1,860,204)     $(1,775,714)     $(1,352,881)    $(1,086,895)   $ (5,537,861)  $ (4,014,810)

Net loss per share, basic & diluted    $     (1.00)     $      (.74)     $     (0.51)    $     (0.37)   $      (1.72)  $      (0.45)

Weighted average shares outstanding,
basic & diluted                          1,866,734(1)     2,409,195(1)     2,663,257(1)    2,904,693       3,221,225      9,013,669

                                                                           YEAR ENDED AUGUST 31,
                                       ---------------------------------------------------------------------------------------------
                                           1996             1997             1998            1999           2000           2001
                                       -----------      -----------      -----------     -----------    ------------   ------------
Balance Sheet Data:
Cash & Cash Equivalents                $   857,488      $    13,329      $ 2,202,573     $   889,620    $  2,581,492   $    285,518
Working Capital                            665,483         (650,761)       1,863,442         618,440       2,394,852        197,796
Total Assets                             4,580,239        2,840,796        2,542,171       1,574,395      13,862,867     11,264,956
Total Liabilities                        1,070,529          828,981          389,219         281,288         210,542        164,196
Accumulated Deficit                     (3,252,371)      (5,028,085)      (6,380,966)     (7,467,861)    (13,005,722)   (17,020,532)
Stockholders' Equity                     3,509,710        2,011,815        2,152,952       1,293,107      13,652,325     11,100,760

----------
(1) As restated to reflect a one-for-six reverse stock split effective December 18, 1998.

                                  THE OFFERING

     This prospectus relates to the resale of an aggregate of 6,141,753 shares of our common stock to be sold by the selling stockholders identified on pages 23 through 25 of this prospectus. The number of shares subject to this prospectus represents 34.2% of our issued and outstanding common stock as of September 30, 2002 and 25.5% after issuance of all currently unissued shares included in this prospectus.

     As of September 30, 2002, we had 17,921,555 shares of common stock issued and outstanding.

                             SECURITIES BEING ISSUED

Resale of Common Stock Underlying Warrants

     In this prospectus, we are registering the resale of an aggregate of 6,141,753 shares of our common stock issuable upon exercise of outstanding warrants. These warrants were issued by us in connection with various business and financing transactions previously reported in our filings made with the Securities and Exchange Commission. The material terms of these warrants are described in the below table:

                              ISSUANCE DATE OF         NO. OF SHARES        EXERCISE PRICE PER     WARRANT EXPIRATION
     WARRANT HOLDER               WARRANTS          UNDERLYING WARRANTS           SHARE                   DATE
     --------------               --------          -------------------           -----                   ----
Softalk, Inc.                October 25, 1999            5,246,753           $3.25---$10.00(1)     October 24, 2004

ComHoldings Ventures, LLC    December 3, 1999               30,000                $4.5625          December 3, 2002

Cedar Avenue LLC             September 24, 2001            450,000            $3.00---$4.00(2)     September 23, 2004

Liolios Group, Inc.          June 1, 2002                  200,000            $1.00---$1.50(3)     June 1, 2005

Equity Securities            April 23, 2002                 65,000                 $0.50           April 23, 2007

                             June 12, 2002                 100,000            $1.25---$2.50(4)     June 12, 2004

Robert C. Caylor             August 24, 2002                50,000            $3.05---$5.00(5)     August 24, 2007

----------
(1) These warrants were issued to Softalk in connection with the execution of Amendment No. 1 to Amended and Restated License Agreement with Softalk, dated October 25, 1999, which gave us certain rights in addition to those rights set forth in the Amended and Restated License Agreement with Softalk dated July 30, 1999. The warrants issued to Softalk have the following exercise prices:
3,246,753 shares have an exercise price of $3.25; 1,000,000 shares have an exercise price of $5.00; and $1,000,000 shares have an exercise price of $10.00.

(2) The warrants  issued to Cedar  Avenue have the  following  exercise  prices:
225,000 shares have an exercise price of $3.00; and 225,000 shares have an exercise price of $4.00.

(3) These warrants were issued to Liolios pursuant to the terms of a Financial Public Relations Agreement dated June 1, 2002.

(4) The warrants issued to Equity Securities have the following exercise prices:
65,000 shares have an exercise price of $0.50; 50,000 shares have an exercise price of $1.25; and 50,000 shares have an exercise price of $2.50.

(5) The warrants  issued to Robert  Caylor have the following  exercise  prices:
30,000 shares have an exercise price of $3.05; 10,000 shares have an exercise price of $4.00; and 10,000 shares have an exercise price of $5.00.

                                  RISK FACTORS

     BEFORE BUYING ANY OF THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER EACH OF THE RISK FACTORS WE HAVE DESCRIBED IN THIS SECTION.

RISKS RELATED TO OUR BUSINESS

IF OUR BESTNETCALL SERVICE IS NOT ACCEPTED BY TARGETED CUSTOMERS, OUR FUTURE OPERATING RESULTS WILL BE MATERIALLY ADVERSELY AFFECTED.

     We have operated at a loss for the last eight years. Our Bestnetcall service may not achieve commercial acceptance by Internet users at a level required for us to overcome our costs and achieve profitability. Failure to achieve market acceptance will negatively impact our ability to generate revenue and profit in the future.

AN INCREASE IN THE PRICE FOR MAINTAINING PHONE AND DATA LINES MAY REDUCE OUR REVENUES.

     Our business strategy depends on the availability of the Internet to transmit data packets for voice and fax calls. We also rely on third parties who provide traditional phone lines. Some of these third parties are national telephone carriers. If any of these carriers increase their charges for using these lines at any time, which they may do in response to increased regulation or other external factors that increase their cost of doing business, our costs may increase. We may be unable to continue purchasing such services from these third parties on acceptable terms, if at all. If we are unable to purchase the necessary services to maintain and expand our network as currently configured, our revenue growth may be negatively affected.

WE ARE DEPENDENT ON COMPONENTS OF OUR LICENSE AGREEMENT WITH SOFTALK, WHICH, IF MATERIAL CHANGES IN THIS AGREEMENT OCCURED, COULD ADVERSELY IMPACT OUR BUSINESS AND FUTURE OPERATIONS.

     We are dependent on components of our licensing agreement with Softalk, which gives us a worldwide exclusive license to distribute, market, service, sell and sublicense current and future Softalk communication software to commercial accounts. This agreement also grants us a worldwide nonexclusive license to distribute, market, service, sell and sublicense current and future Softalk communication software to individual customer accounts. In August of 2002, we began legal proceedings against Softalk in Canada to address numerous breaches of its obligations under the various agreements in place between our companies. In September 2000, we obtained a court order/injunction requiring Softalk to monitor and maintain BestNet's communication network during a commercially reasonable transition period. To date, Softalk has failed to comply with this court order/injunction and has, instead, responded by making claims of its own against BestNet. We believe Softalk's claims are without merit and intend to vigorously defend such claims and assert our rights under the agreements in place. We have moved under the contractual agreements to resolve matters in arbitration proceedings with Softalk. Although at this point unlikely, in the event such proceedings, or any other proceedings arising out of the context of these arbitration proceedings, result in material changes in the agreements, such an outcome could materially adversely impact our business and future operations.

     THE  TELECOMMUNICATIONS   INDUSTRY  IS  SUBJECT  TO  DOMESTIC  GOVERNMENTAL
REGULATION AND LEGAL UNCERTAINTIES WHICH, IF INCREASED OR CHANGED, COULD REDUCE OUR REVENUES.

     While the Federal Communications Commission has tentatively decided that information service providers, including Internet telephony providers, are not telecommunications carriers for regulatory purposes, various companies have challenged that decision. Congress continues to review the conclusions of the Federal Communications Commission, and the Federal Communications Commission could impose greater or lesser regulation on our industry. The Federal Communications Commission is currently considering, for example, whether to impose surcharges or other regulations upon certain providers of Internet telephony, primarily those which provide Internet telephone services to end-users located within the United States. The imposition of such surcharges or the regulation of Internet telephony providers could increase the cost of doing business over the Internet and decrease our revenue.

     Aspects of our operations may be, or become, subject to state or federal regulations governing universal service funding, disclosure of confidential communications, copyright and excise taxes. Government agencies may in the future increase regulation of Internet related services. Increased regulation of the Internet may slow its growth. Such regulation may also negatively impact the cost of doing business over the Internet and, therefore, increase our expenses and decrease our revenues.

     THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO INTERNATIONAL GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES WHICH COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     We intend on marketing our service to international long distance callers. Because we will be conducting business internationally, we will be subject to certain direct or indirect risks. These risks would include unexpected changes in regulatory requirements for the Internet and/or Internet telephony; foreign currency fluctuations, which could increase or decrease operating expenses and increase or decrease revenue; foreign taxation; and the burdens of complying with a variety of foreign laws, trade standards, tariffs and trade barriers.

     THE ISSUANCE OF SHARES UPON CONVERSION OF OUR CONVERTIBLE NOTE, SERIES C 8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, AND THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS MAY CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR EXISTING STOCKHOLDERS.

     Our convertible notes and our series C 8% cumulative convertible preferred stock are convertible into common stock at floating rates, therefore we do not know the exact number of shares we will issue upon conversion of these securities. The number of shares of common stock issuable upon conversion of the outstanding convertible notes and series C 8% preferred stock will increase if the market price of our stock declines.

     The issuance of shares upon conversion of the convertible notes, series C 8% cumulative convertible preferred stock, and exercise of outstanding options and warrants may result in substantial dilution to the interests of other stockholders. Although our preferred stockholders may not convert their securities and/or exercise their warrants into more than 4.99%, respectively, of our outstanding common stock, this restriction does not prevent the investors from converting and/or exercising some of their holdings and then converting the rest of their holdings. In this way, the investor could sell more than this limit while never holding more than this limit. In addition, preferred stockholders may waive the 4.99% limitation upon an event of default. If this limit is waived there is no upper limit on the number of shares that may be issued, which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock and may result in a change of control of BestNet.

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NEVER GENERATE OPERATING INCOME FROM THE SALE OF OUR BESTNETCALL SERVICE.

     At August 31, 2001 and May 31, 2002, we had an accumulated deficit of $17,020,532 and $20,767,269, respectively.

     We believe that our future profitability and success will depend in large part on our ability to generate revenue from Bestnetcall and related web-enabled communication solutions. Revenues are also anticipated from the sub-licensing of our technology and business systems around the globe. Our profitability and success will depend on:

     * our ability to maintain existing relationships and enter into new relationships with Post Telephone & Telegraph administrations and other carriers for which we sell Internet telephony services
     * our ability to obtain or retain for BestNet the right to sell Internet telephony services and related value-added telecom services online
     * our ability to effectively maintain existing relationships with our multinational partners
     * our ability to successfully enter into new strategic relationships for distribution and increased usage of the Bestnetcall and Internet telephony services
     *    our ability to generate sufficient online traffic and sales volume

Accordingly, we expect to expend significant financial and management resources on the roll-out of the Internet telephony service, content development on our Bestnetcall websites, integration of the Internet telephony and Bestnetcall services, strategic relationships, technology and operating infrastructure. As a result, we expect to incur significant additional losses and continued negative cash flow from operations for the foreseeable future. If such losses continue to occur, our revenues may not increase or even continue at their current levels. Further, we may not achieve or maintain profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of our business, the limited operating history of both Internet telephony and Bestnetcall and the risks associated with integrating these businesses, we believe that period-to-period comparisons of operating results are not meaningful and should not be relied upon as an indication of future performance.

CONFLICTS OF INTEREST MAY ARISE WHICH MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND OUR REVENUE

     Conflicts of interest may arise between us and our affiliates, including Softalk, in areas relating to past, ongoing and future relationships, including:

     * the Bestnetcall license agreement, corporate opportunities, indemnity arrangements, tax and intellectual property matters
     *    potential acquisitions or financing transactions
     *    sales or other dispositions by our principals

     These conflicts also may include substantial disagreements with Softalk regarding the nature and scope of the Bestnetcall license agreement, including with respect to possible amendments to, or modifications or waivers of provisions of such agreement. Such amendments, modifications or waivers may adversely affect our business and our ability to earn revenue from the sale of the Bestnetcall service. The substantial ownership interest of Softalk in our common stock could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Softalk.

OUR INABILITY TO COMPETE INTERNATIONALLY OR TO SATISFY REGULATORY REQUIREMENTS WHEN WE EXPAND GLOBALLY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     A significant aspect of our growth strategy is to expand our business internationally, through the Internet. Such expansion will place additional burdens upon our management, personnel and financial resources and may cause us to incur losses. We will also face different and additional competition in these international markets with which we have no prior experience. These risks could impair our ability to expand internationally as well as increase our operating costs and decrease our revenues.

ON-LINE SECURITY BREACHES OR FAILURES MAY MATERIALLY ADVERSELY AFFECT BESTNET.

     In order to successfully provide services over the Internet, it is necessary that we be able to ensure the secure transmission of confidential customer information over public telecommunications networks. We employ certain technology in order to protect such information, including customer credit card information. However, we may be unable to ensure that such information will not be intercepted illegally. Advances in cryptography or other developments that could compromise the security of confidential customer information could have a direct negative impact upon our electronic commerce business. In addition, the perception by consumers that communicating over the Internet is not secure, even if unfounded, means that fewer consumers are likely to make communicate through that medium. Finally, any breach in security, whether or not a result of our acts or omissions, may cause us to be the subject of litigation, which could be very time-consuming and expensive to defend.

OUR OUTSTANDING SHARES MAY BE DILUTED RESULTING IN LESS PERCENTAGE OF SHARES HELD BY EACH SHAREHOLDER AND A LOWER MARKET PRICE PER SHARE OF OUR COMMON STOCK.

     The market price of our common stock may decrease as more shares of common stock become available for trading due to the exercise of outstanding warrants and options to purchase our common stock and the conversion of outstanding convertible notes and series C cumulative convertible preferred stock. The participation of the shareholders in BestNet also may be reduced through the issuance of new common stock.

THE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY NOT COME TRUE AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THE ANTICIPATED RESULTS.

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may include our plans:

     *    to grow our Internet-based communications businesses
     *    to expand the range of services we offer
     * to increase the number of customers using our services and the minutes of use and price per minute of use of the traffic booked through our websites and network
     * to otherwise expand our business activities in new cities and foreign countries
     * to retain key personnel or otherwise to implement our strategy as well as our beliefs regarding consumer acceptance of the Internet as a means of commerce and the use of the Internet as a source of advertising

     These forward looking statements include statements regarding the belief or current expectation of management and are based on management's current understanding of the markets and industries in which we operate. That understanding could change or could prove to be inconsistent with actual developments. Our actual results could differ materially from the results discussed in this prospectus, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this prospectus.

                          BESTNET COMMUNICATIONS CORP.

OPERATIONS OVERVIEW

     Communication service revenues during the third quarter again reached new record highs. Compared to last quarter, revenues increased by 27%. Compared to the same period last year revenues have increased by 190%. More impressively for the first nine months of fiscal 2002 revenues have nearly tripled compared to the first nine months of 2001. This is a direct result of increased usage by existing clients and new customers. New Subscribers also continued to increase, growing by 26% during the period.

     Increased usage was seen across the board in both enterprise and individual accounts. Existing and new channel partnerships also contributed to growth in the Third Quarter. Efforts to further the Company's global expansion continued. Several new channel partnerships were established to include Dove International. Dove International will market BestNet services in South America and the Caribbean. In support of this expansion, the addition of Spanish client service under respuestarapida@bestnetcom.com was completed. Plans are currently being formulated for the Company to provide client service in additional languages as part of our continuing global growth strategy.

     As part of the Company's intellectual property management strategy the company continued work with Brown Raysman, et.al. a New York based law firm. Brown Raysman is registering the Company's exclusive commercial account license for patented Softalk technology in both the US and Canada.

     The Company has entered an agreement with a new Investor and Public Relations Firm. The Liolios Group, Inc. was engaged to serve as the Company's shareholder communication and media relations consultant. The Liolios Group is based in Newport Beach, CA.

     After an extensive review of potential candidates during the period, the Company selected The Anvil Group Inc. to provide network management and security services for its global communication network. The Anvil Group Inc. is an integrated network and security risk management organization with offices in Canada, England and Ireland. In addition to providing security, Anvil will transition to monitor and manage, together with the Company's personnel, network infrastructure on a 24/7 basis to ensure the highest level of operational quality, security and availability.

BUSINESS OF ISSUER AND SUBSIDIARIES

     Founded  on  July  10,  1986,  BestNet   Communications   Corp.,  a  Nevada
corporation, develops, markets and sells Internet-based telecom technologies.

     On April 23, 1999, we entered into a licensing agreement with Softalk. Softalk develops Internet-based telecommunication technologies that enable users to initiate long distance calls from anywhere in the world by accessing a specific Internet website. This technology enables users to, among other things, make international telephone calls at substantially reduced rates from those offered by traditional long distance carriers.

     Under the terms of this licensing agreement BestNet was granted certain marketing and customer service rights with respect to Softalk's technologies. The licensing agreement was later amended and restated on October 25, 1999, to grant us exclusive global rights to distribute, market, service, sell, and sublicense Softalk's services and products to commercial accounts, and on a worldwide non-exclusive basis to individual consumer accounts. We also have the exclusive right to provide billing and customer support services for all customer accounts.

     On September 27, 2000, we changed our name to BestNet Communications Corp. Since then, we have focused all of our efforts and resources on marketing our bestnetcall web- enabled communication services.

     BestNet owns and operates telecommunication facilities in Toronto, Canada and New York City, including high-capacity switches and Internet servers. In addition, BestNet makes use of specialized software for data management, billing and customer service requirements.

     The brand name for our web-enabled communication service is bestnetcall. The service was first made available to the public on April 17, 2000. We are presently focusing our resources on marketing bestnetcall to multi-national enterprise clients and consumers around the world.

     Users of our bestnetcall service are able to do the following by accessing our website at www.bestnetcall.com:

     *    Enroll
     *    Place calls, including conference calling and other service features
     *    Pay for service
     *    Access customer service immediately on the Internet
     *    Access billing information in real time

     Bestnetcall does not require the purchase of special hardware or software by the customer and uses existing telephone equipment. Users only need access to the Internet and an available phone line. Bestnetcall also offers immediate billing to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options.

     Following the completion of a telephone call, the total cost for that call may be viewed on the caller's online account. Call detail records may be printed or copied to Word or Excel applications. The bestnetcall service also includes features such as speed dialing, personalized directories, client billing codes, world-time country/city code lookup and immediate access to customer service via the website. Account administrators may add or delete users, view a user's calling activity and create reports detailing call activity.

     BestNet communication services include:

Long Distance Calling

     Organizations can decrease the cost of their long distance bill while still retaining the toll quality required to conduct business. Bestnetcall provides the core benefits of lower prices, quality service and on-line real-time billing. Other significant benefits include point and click FROM and TO directories, point and click dialing using directories from Microsoft Outlook, speed dialing, email calling, billing codes, country and city code look-up, time zone information and dialing examples.

Conference Calling

     Bestnetcall offers a conference-calling product that can be used to initiate immediate or scheduled conference calls. The chairperson can either launch successive legs for an immediate conference call or enter and save information for a conference call to be launched automatically at a future date. There are no set-up or administrative charges for the Bestnetcall conference calling facility. This service can reduce the cost of conference calls by up to 80% as compared to traditional conferencing services currently offered by carriers. We have benchmarked the value of this conference-calling service to similar services available in the marketplace and believe it to be the "best value in its class."

Call Me Services

     Through our bestnetcall service we are also able to offer customers the following services:

     * Call me service - The Call me service enables people worldwide to contact a Company for product information, company information and other assistance. The Call me service facilitates contact from a web page to a live customer service representative.

     *    Click  through   banner  --  The  banner   advertising   industry  can
          voice-enable their banners to achieve far more effective sales results. Potential customers who access the banner are able to click on a banner to call through to the banner providers customer service and obtain more information about the product being advertised - thereby increasing sales for the advertiser.

     * Web Chat - click to join -- Through the bestnetcall architecture, Web Chat providers enable users of their service to escalate from on-line chat to a live conversation. In this situation, numbers remain private and users do not have access to numbers of other users.

     * Anonymous calling -- The architecture of bestnetcall allows for total security regarding both the FROM and TO legs. The FROM and TO numbers are never displayed, thus it is not possible to determine from where a call is being placed. Certain website providers need both numbers to be anonymous or private, so the callers do not know the numbers they are dialing, nor would the person being called know which number is dialing them.

Satellite Calls

     Bestnetcall has a direct circuit to an international satellite uplink carrier for launching the Inmarsat satellite leg of calls. This circuit provides our bestnetcall service with the capability to complete calls to remote platforms such as ships, airplanes and oilrigs.

Mobile Calling

     Bestnetcall has developed a wireless application that operates on the Palm VII and other wireless enabled Palm devices to enable users to place calls while away from the office. Applications have also been developed for Personal Digital Assistant's such as Compaq's iPAQ,

     Bestnetcall also enables calls to be launched via email devices such as the Blackberry, manufactured by Research in Motion, and mobile phones that have text messaging. These capabilities expand the target customer-base for BestNet's services. We believe the increased availability created by mobile calling makes the product more attractive to users.

     All calls from these devices are billed in the same way as calls placed through our web product.

MARKET STRATEGIES

     We offer our Bestnetcall service through both direct sales and indirect sales channels. Our target markets include:

     *    Businesses and Industries
     *    Telecommunication Carriers
     *    Internet Service Providers
     *    Browser Based Services such as AOL, Yahoo and Amazon.com
     *    Affinity Groups
     * Other organizations, including charities, religious organizations, schools and alumni associations
     *    Governmental Agencies
     *    Consumers

     Our marketing efforts are targeted at international long distance users in a number of key geographic areas in the world. Initially, our marketing strategy will focus primarily on the following geographic regions due to greatest savings potential:

     *    Caribbean
     *    Central & South America
     *    North America
     *    Asia Pacific
     *    Europe
     *    the Middle East

DIRECT SALES

     We utilize the following marketing and sales strategies to generate revenue and increase customer usage:

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
     * Sales Calls - We call directly on potential enterprise clients whom we believe can create value for and where we have relationships with key decision makers.

     * Direct Mail and e-mail Solicitations - We send solicitation materials to prequalified potential users. These materials refer or link the potential user to www.bestnetcall.com and offer a subscription to the Bestnetcall service. Recipients are invited to use the service or request more information. These direct mail or e-mail solicitations are launched on a continuous basis currently by an in-house staff. Future direct mail initiatives will be launched using a combination of in-house resources and external resources.

     * Media Advertising and Promotion - We have initiated limited advertising in key print and electronic media targeted at specific market segments in the form of national magazines. We will consider additional initiatives such as advertising in specific trade publications and Internet advertising during the coming year based on an analysis of the cost-effectiveness of these present activities; and

     * Public Relations Activities - A corporate communications and public relations specialist is responsible for developing a comprehensive global communications program. This communications program will include initiating appropriate news releases, feature print articles in industry and trade specific publications, local print media and feature editorial support. The Bestnetcom.com website is also being redeveloped to include a frequently asked questions section to facilitate direct communication with shareholders, stakeholders, customers and the public-at-large.

INDIRECT SALES

     Indirect sales efforts are centered around the following four types of organizations:

     *    Agent/Distributors  - We are  establishing  a global network of agents
          and   distributors   who  will  market  our   services  to   corporate
          organizations and consumers.

     * Carriers - The Bestnetcall services are being made available to other telecommunication carriers, resellers and internet service providers for resale to their clients. These types of indirect sales organizations solicit through direct mail, e-mail, fax and direct sales calls by their personnel;

     * Professional Service Firms - Accounting firms, consultants and legal firms are being solicited to use our Bestnetcall service and to provide this service to their clients as a means of saving money;

     * Retailers and Special Service Providers - We are approaching large retailers and special service providers such as Internet advertisers and hardware manufacturers offering our services as value-added service. These relationships are revenue sharing initiatives with the client organization receiving a negotiated percentage of gross revenue generated by our services; and

PROJECT MANAGERS

     To date, we have hired two project managers to sell, maintain and service major accounts. In addition, four customer service representatives handle daily client contact currently in English and Spanish.

INDUSTRY BACKGROUND AND MARKET DEMAND

     The Internet is the significant interactive worldwide medium for communications, collaborative technologies, and the telecommunications market. Meanwhile, global deregulation, the proliferation of new technologies enabling convergence between computers, applications, Internet, and the telephone are significantly expanding the world's voice market.

     We believe there are key trends influencing the telecommunications industry and Internet deployment today. The following trends are having a direct and positive effect on the communications market and demand for our applications:

     * The rapid evolution of the Internet: Fortune Magazine predicts that by the year 2003, 70% of the U.S. population will be using the Internet and business-to-business revenue will approach $1.3 trillion according to Forrester Research.

     * Globalization of the world's economies increase the international mobility of workforces and, according to Frost & Sullivan, the internet roaming market is expected to grow to $7.6 billion in revenues from $62.7 million in 1999.

     * New and improving technology: Telecommunications Magazine predicts that by the year 2003, U.S. cell-phone penetration will be 60%, with Japan approaching 70%, and Europe over 80%. As the technology improves, the demand will increase.

     * Worldwide, STRATEGY ANALYTICS expects cellular subscribers to increase from nearly 900 million at the end of 2001, to 1.9 billion by the end of 2006.

     * The global conferencing market, which is negligible today, will grow to $11 billion by 2005 according to multimedia consultancy Wainhouse Research.

     * Internet applications sales, which includes both devices that connect to the Internet via a television and Internet terminals are expected to grow at a rate of more than 40% per year and soar to $1.3 billion.

     * The changing regulatory environment: Deregulation is encouraging telecommunications companies to enter each other's markets. Increased competition stimulates globalization as companies move to add geography, customers, expertise, and technology to their business.

     * The Gartner Group predicts that business-to-consumer transactions will reach $380 billion by 2003, and business-to-business transactions will exceed $7 trillion by 2004.

     * Forrester Research predicted that 65% of corporate buyers planned to buy at least some telecommunications services on-line; several telecom-purchasing managers stated that, if their carriers are not Web-enabled in two years, they will switch suppliers.

     Market trends are strongly in our favor. Our ability to offer a cost effective, highly efficient and dynamic product in terms of features and capabilities is of key importance during poor economic periods as companies are forced to find ways to trim budgets. Companies also have a general reticence towards air travel during such poor economic periods. We can capture the promise of this sector.

THE CHALLENGES

     Perhaps one of the biggest challenges facing the Internet telephony market is getting people to change their habits. Instead of using the keyboard on a phone to place calls, vendors in this space have to convince potential customers of the benefits of using the keyboard on a computer to place phone calls. The inducement to make the change presently is the significant cost savings in placing long distance calls via our Bestnetcall service.

     Another perceived disadvantage of Internet telephony is the need to purchase or install new hardware and/or software to enable the user to make calls using the Internet. Voice-over IP requires a minimum of an internet connection, a microphone and sound card; Web-enhanced telephony requires a minimum of an internet connection and uses multiple combinations of audio and video hardware. Phone-to-phone via PC requires an Internet connection and a phone.

     Despite the challenges, however, the Internet telephony market is expected to grow substantially over the next five years. Moreover, according to an IDC report, a leading technology research firm, the worldwide Internet telephony market is estimated to grow from 310 million minutes of use in 1998 to 135 billion in 2004. Revenues for this service are projected to increase from $480 million in 1999 to $19 billion by 2004. The report also estimates that the business market will implement extensive use of Internet telephony exceeding the consumer market by 2004.

     Our technology simply requires Internet access. No special hardware, software, or start up costs is required. The inherent diversification of our product suite addresses the above challenges directly.

PUBLIC SWITCH TELEPHONE NETWORK - TOLL QUALITY

     At the present time and for the foreseeable future, reliable, consistent toll quality voice calls are best facilitated using the public switch telephone network. For this reason, we believe business users will continue to use telephone lines as the primary carriers of long distance service while consumers will be the biggest users of voice-over IP. The public switch telephone network will continue to be used by business as opposed to alternatives found in the Internet and cable systems for the following reasons:

     *    Speed of communication
     *    Quality of communication
     *    Reliability of communication
     *    Ease of operation

LOW COST RATES

     The global telecommunications industry has been highly regulated. However, over the past several years, North America and parts of Europe have enjoyed significant deregulation, which has resulted in a highly competitive long distance service industry. The U.S. and Canada have among the lowest telephone rates in the world and the U.S. has emerged as the lowest cost supplier of long distance rates. U.S. deregulation has resulted in sizable reductions in the wholesale cost of long distance services available to long distance resellers. Although declining rates have been symbolic in the U.S., Canadian and some European long distance markets, we believe international rates to and from many other countries have been slow to decline for two major reasons:

     * Foreign telephone company management are reluctant to reduce their rates given their monopoly status; and
     * In some areas of the world, governments have been reluctant to antagonize strong foreign telephone company unions.

     In the long term, we believe that it is unlikely that these high rates can be maintained as new technologies render the foreign telephone company monopolies ineffective. We believe that such new technologies will evolve around the emergence of the Internet as a mass communications and commerce medium.

     A number of companies started Internet telephony operations in the last few years. The intense competition in the telecommunications market, in addition to the growth of e-commerce, has necessitated a drive towards exploring new levels of decreasing costs and resulted in the genesis of Internet telephony.

     We believe usage and competitive pressures will drive down telephony pricing on a global basis. Price, enhanced services and quality will become the only major differentiators in the telecommunications market over the next 24 months.

     We are concentrating our efforts on the corporate and business markets. We use the Internet to enable, control and manage the public switch telephone network calls accessed from our central offices in New York, Los Angeles and Toronto. We are bringing the best wholesale long distance rates, which are in the U.S., to the entire world. We can offer access to global markets including direct access to North American business and consumer markets to any carrier worldwide wishing to connect to our switches in the U.S. and Canada.

THE INMARSAT TELEPHONY MARKET

     One of the fastest growing telephony markets in the world is global satellite telephony communications. The Inmarsat communication system consists of four satellites circling the globe. These satellites provide telecommunication services through terrestrial uplink carriers to areas not covered by traditional telecommunication services.

BESTNET'S SOLUTION

     Under our licenses from Softalk, we provide commercial voice quality Internet-enabled communication services to corporate and residential subscribers. Our Web-based solution offers subscribers access to low cost long distance rates by using the Internet as the means to launch calls and to view billing within seconds after completing a call.

     This technology endeavors to blend the best of current telecommunication systems by using commercial telephone networks for voice quality and the Internet for control and access. Our Bestnetcall service provides a user anywhere in the world access to the U.S. telecom infrastructure while not infringing upon international telecom agreements.

     For example, users making calls from the Caribbean to the U.S. would operate over the same network as users from the U.S. making calls to the Caribbean. As a result, middle retailers of telecommunication services are eliminated. This ensures the lowest pricing structure on a long-term basis.

     We provide customers access to our network through our switches located in New York and Toronto. Additional switch locations are planned for deployment. The deployment of these additional switches will follow as demand dictates and capital resources become available.

BESTNETCALL - ENHANCEMENTS

     During the past year, Bestnetcall service added a number of enhancements:

     * Conference Calling - This feature allows users to connect up to 64 parties on a single call, using their personal computer to initiate the calls. Conference calls may be launched immediately or prescheduled for a specific time and date. All conference calls will display the status to the conference administrator via the Bestnetcall website and offer "best in class value" compared to conventional conference call services provided by the major long distance providers;

     * An improved graphical user interface - This feature allows the user access to more information, as well as provides much quicker load times, which is critical where Internet connections are slow;

     * A desktop application - This feature was designed for networked office users without a dedicated Internet connection, or where Internet connections are very slow. The desktop application resides on the user's personal computer and uses small-packet transmission to quickly initiate calls. Furthermore, this feature saves time by not requiring a browser, website navigation or log-in; and

     * Wireless Personal Digital Assistant - Designed for micro-web browsers, such as employed by the Palm VII, users can launch Bestnetcall telephone calls or conference calls at any time using their wireless device.

     In August 2001, we also introduced the availability of our conference calling services designed for handheld devices using the Palm Operating System. The free software that can be downloaded from our bestnetcall.com website, allows Palm users to initiate conference calls from any convenient telephone, such as their office, home or cellular phone.

BESTNETCALL - FUTURE PRODUCT STRATEGY

    The Internet's reach is wider than imaged and its growth faster than expected. The Internet has become the world's largest distributed system. It was designed and engineered to have an abundance of routes, connections, and elasticity. The Internet growth rate indicates that there will be one billion Internet users by 2005. There is solid evidence that PC growth along with use of Internet appliances, wireless connectivity to the Internet and Internet service connections all will reach new record numbers in the coming years. Recognizing this trend, we continue to look for new value added service applications for Bestnetcall to bring to our existing and future clients.

NETWORK STRUCTURE

PHASE I - INITIAL DEPLOYMENT

     Our network equipment is currently located in a central office facility located in New York and Toronto. Our system is designed to initially support 15 million minutes of voice traffic per month. Our system can be increased as support needs increase. Full network monitoring and diagnostics are employed on a 24 x 7 basis.

     Our Web server is hosted by Texas Net located in Austin, Texas. Our current network configuration will support 25,000 simultaneous hits and may easily be expanded. Texas Net provides support on a 24 x 7 basis and backup power is supplied by on-site battery and off-site generators to ensure system survivability.

     Our switching matrix is located in our central office facilities with direct T-1 connectivity to the wholesale public switch telephone network. The initial deployment of 1,000 ports is configured for rapid expansion capability of up to 10,000 ports. We work closely with the Softalk telecom and network engineers and their software development team to monitor and maintain the system in New York and Toronto.

PHASE II - EXPANDING POINTS OF PRESENCE

     We intend to expand our network worldwide. Additional locations of network equipment will be deployed in key strategic locations to facilitate web, voice and data traffic. These additional locations will provide network redundancy and least inexpensive cost routing for voice traffic.

     The point-of-presence in New York, at 60 Hudson Street, is the East Coast's principal gateway for international telecommunication traffic. The New York location contains a switching matrix. The New York switching matrix is connected to several tier one international public switch telephone network carriers including the uplink carrier for Inmarsat traffic. From our facility in Toronto we have switching and call control redundancy along with additional tier one carrier connectivity.

     Our two central offices provide complete redundancy for one another in the event of a failure by the other location. The cost of deploying a central office or point-of-presence is approximately $250,000.

PHASE III - VIRTUAL PRIVATE NETWORK

     As voice traffic increases, we plan on deploying gateway servers to better facilitate growing international traffic between certain locations. This strategy will allow us to install a virtual private network along these high-traffic routes to reduce costs for voice traffic. Employing dedicated data circuits between these gateways will allow voice calls to be compressed and transmitted using data packets, which significantly reduces the cost of routing over normal telephone network channels.

LICENSE AGREEMENT

     On October 25, 1999, our license agreement with Softalk was amended, granting us and our subsidiaries a worldwide, exclusive license to distribute, market, service, sell and sublicense Softalk's services and products to commercial accounts. This agreement also grants us a worldwide nonexclusive license to distribute, market, service, sell and sublicense Softalk's services and products to individual customer accounts. In exchange for the license amendments, we issued five-year warrants to purchase up to 5,246,753 shares of our common stock to Softalk, 3,246,753 of which have an exercise price of $3.25 per share, 1,000,000 have an exercise price of $5.00 per share, and the remaining 1,000,000 have an exercise price of $10.00 per share.

     Under the terms of the amended license agreement, we paid an initial license fee of $200,000. We are also obligated to pay Softalk an amount equal to the sum of (a) 100% of Softalk's actual direct expenses incurred in connection with the sale, license and delivery of Softalk products and (b) a five percent (5%) markup of the total traffic on the wholesale long distance per minute lines costs on a monthly basis.

     The amended license agreement may be terminated under the following conditions:

     * Either party has the right to terminate the license agreement upon 30 days written notice to the other party, if such other party fails to comply in any material respect with any term or condition of the license agreement and such failure to comply is not corrected within such 30 day notice period;

     * Either party has the right to terminate the license agreement in the event the other party becomes bankrupt or insolvent, suffers a receiver to be appointed, or makes an assignment for the benefit of its creditors; and

     * Softalk has the right to terminate the license agreement upon 60 days written notice following a change of control in our ownership structure. Under the license agreement, a change of control is deemed to have occurred:

          * when, after the date of the license agreement, any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, is or becomes the beneficial owner (as defined in Rule l3d-3 of the Securities Exchange Act of 1934, as amended), directly or indirectly, of our securities representing 51% or more of the combined voting power of our then outstanding securities, other than (i) an employee benefit plan established or maintained by us or one of our subsidiaries, or (ii) any person who presently owns such quantity of securities as of the date hereof;

          * upon the approval by our stockholders of (i) our merger or consolidation with or into another corporation other than a merger or consolidation the definitive agreement for which provides that at least a majority of the directors of the surviving or resulting corporation immediately after the transaction are continuing directors, (ii) a sale or disposition of all or substantially all of our assets, or (iii) a plan for our liquidation or dissolution; or

          * when individuals who, as of the date of the license agreement, constitute our Board of Directors, known as the Incumbent Board, cease for any reason to constitute at least 80% of our Board; provided, however, that any person becoming a member of the Board subsequent to the date hereof whose election, or nomination for election by our stockholders, was approved by a vote of at least 80% of the members then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of our directors, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, or any successor provision thereto), shall be, for purposes of the License Agreement, considered as though such person were a member of the Incumbent Board.

     Upon termination of the license agreement for any reason whatsoever, we are permitted to continue using Softalk's intellectual property in providing services to all our existing clients, at the point of termination.

PURCHASE AGREEMENT

     On November 13, 1999, we, through our subsidiary, Interpretel (Canada) Inc., purchased all existing products and accounts of Softalk in exchange for 4,329,004 shares of Class A non-voting preferred stock of Interpretel (Canada). Under this agreement, Softalk granted us a right of first refusal with respect to purchasing Softalk, its intellectual property, software and/or patents. The shares issued under this agreement were exchangeable on a one-for-one basis for shares of our common stock at any time by Softalk. The issuance of the Class A shares of Interpretel (Canada) was valued at $10,000,000, the value of our common shares into which the Interpretel (Canada) shares could be converted. On November 10, 2000, Softalk exercised its exchange rights, resulting in the issuance of 4,329,004 restricted shares of our common stock in exchange for a like number of shares of Class A Non-voting preferred stock of Interpretel (Canada). As of September 30, 2002, Softalk held approximately 22.3% of the issued and outstanding shares of our common stock.

LOAN FACILITY

     On August 6, 1999, we entered into a loan facility with Softalk under which we agreed to loan Softalk up to $2 million at an interest rate of prime plus 1%. As of February 28, 2002, the outstanding balance of the loan was $1,465,060. Under the original terms of this loan, Softalk could pay back the loan principal plus interest on or before August 6, 2000, or elect to convert any amounts outstanding, plus interest, on the loan into shares of Softalk common stock in full satisfaction of money owed to us under the loan. On September 8, 2000, our Board of Directors approved amending the loan to extend the term of the loan to August 6, 2001. As of the date of this registration statement, the loan remains outstanding and is due and payable upon our demand.

COMPETITION

     The communications industry is highly competitive, and one of the primary purposes of the U.S. Telecommunications Act of 1996 is to foster further competition. In the markets we currently and will compete in the future competition is intense. Competitors range from large well established telephone companies to upstart service providers. We currently do not have a significant market share in any of our markets. The established telephone companies have long-standing relationships with their clients, financial, technical and marketing resources substantially greater than ours and the potential to fund competitive services with cash flows from a variety of businesses, and currently benefit from existing regulations that favor the established telephone companies. Furthermore, one large group of established telephone companies, the regional Bell operating companies, have been granted, under particular conditions, pricing flexibility from federal regulators with regard to some services with which we compete. This flexibility may present established telephone companies with an opportunity to subsidize services that compete with segments of our services and offer competitive services at lower prices. To the extent such activities occur, they may have a material adverse affect on our business prospects and results of operations.

     We expect to experience declining prices and increasing price competition. We cannot assure that we will be able to achieve or maintain adequate market share or margins, or compete effectively, in any of our markets. Moreover, substantially all of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours as well as other competitive advantages over our business, financial condition and results of operations. Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operation and prospects.

     However, recent competitor operating performance has been poor resulting in price increases for services like long distance and conference calling. We, in response, have held prices steady and therefore increased/improved our value proposition to current and potential clients.

REGULATORY OVERVIEW

     The following summary of regulatory developments and legislation describes the primary present and proposed federal, state, and local regulation and legislation that is related to the Internet service and telecommunications industries and could have a material effect on our business. Existing federal and state regulations are currently subject to judicial proceedings, legislative hearings and administrative proposals that could change, in varying degrees, the manner in which our industries operate. We cannot predict the outcome of these proceedings or their impact upon the Internet service and telecommunications industries.

APPLICABLE REGULATION

     Telecommunications services are generally subject to federal, state and local regulation. The Federal Communications Commission exercises jurisdiction over all facilities and services of telecommunications common carriers to the extent those facilities are used to provide, originate, or terminate interstate or international communications. State regulatory commissions exercise jurisdiction over facilities and services to the extent those facilities are used to provide, originate or terminate intrastate communications. In addition, as a result of the passage of the Telecommunications Act of 1996, state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of the Telecommunications Act of 1996. In particular, state regulatory commissions have substantial oversight over the provisions of interconnection and non-discriminatory network access to established telephone companies. Local governments often regulate public rights-of-way necessary to install and operate networks.

FEDERAL REGULATION

     We do not believe our Internet operations are currently subject to direct regulation by the Federal Communication Commission or any other telecommunications regulatory agency, although they are subject to regulations applicable to businesses generally. However, the future of Internet Service Provider regulatory status continues to be uncertain. In an April 1998 report, the Federal Communication Commission concluded that while some Internet service providers should not be treated as telecommunications carriers, some services offered over the Internet, such as phone-to-phone telephony, may be functionally indistinguishable from traditional telecommunications service offerings, and that their non-regulated status may have to be re-examined. Despite the Federal Communication Commission's decision not to allow local telephone companies to impose per-minute access charges on Internet service providers, and that decision being upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. An imposition of an access charges would affect our costs of serving dial-up clients and could have a material adverse effect on our business, financial condition and results of operations. In addition, Congress and other federal entities have adopted or are considering other legislative and regulatory proposals that would further regulate the Internet. Various states have adopted and are considering Internet-related legislation. Increased U.S. regulation of the Internet may slow its growth or reduce potential revenues, particularly if other governments follow suit, which may in turn increase our cost of doing business over the Internet.

EMPLOYEES

     As of September 30, 2002, we had 11 employees. We believe that our future success will depend on our ability to attract and retain highly skilled and qualified employees. None of our employees are currently represented by collective bargaining agreements. We believe that we enjoy good relationships with our employees.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the resale of the common stock included in this prospectus. We will use the proceeds from the exercise of the warrants described in this prospectus for working capital purposes.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     Our common stock was quoted on the Nasdaq SmallCap Market until May 4, 1999, and then on the OTC:BB from June 28, 1999 to the present. The high and low bid prices of BestNet's common stock as reported from September 1, 1998 through May 31, 2002 by fiscal quarters (i.e., 1st Quarter = September 1 through November 30) were as follows, as adjusted for a one-for-six reverse split effective December 18, 1998:

                                                   HIGH           LOW
                                                   ----           ---
          FISCAL YEAR ENDED:
          August 31, 1999
          First Quarter                           3.5625          1.5
          Second Quarter                          3.5625          2.0
          Third Quarter                           2.9375          0.125
          Fourth Quarter                          2.625           0.5

                                                   HIGH           LOW
                                                   ----           ---
          FISCAL YEAR ENDED:
          August 31, 2000
          First Quarter                           4.25            1.46875
          Second Quarter                          0.25            4.125
          Third Quarter                           9.50            5.0
          Fourth Quarter                          7.25            3.81

          FISCAL YEAR ENDED:
          August 31, 2001
          First Quarter                           6.125            .875
          Second Quarter                          3.1875           .5625
          Third Quarter                           3.75             .55
          Fourth Quarter                          4.50            2.05

          FISCAL YEAR ENDED:
          August 31, 2002
          First Quarter                           3.00            1.55
          Second Quarter                          1.56             .65
          Third Quarter                           1.58             .35
          Fourth Quarter                          2.50             .71

          FISCAL YEAR ENDING:
          August 31, 2003
          First Quarter (through October 25)      1.61            1.08

The bid and the ask price of our common stock on October 25, 2002, were $1.15 and $1.25, respectively.

     As of September 30, 2002, we had 139 shareholders of record of our common stock.

     We have never declared any cash dividends on common stock and currently plan to retain future earnings, if any, for business operations.

     NASDAQ DELISTING. Our common stock was delisted from the NASDAQ Small Cap Market on May 4, 1999, due to the fact that we were not in compliance with Nasdaq's $1.00 minimum bid price requirement. Since June 28, 1999, our common stock has been traded on the OTC Bulletin Board under the symbol BESC.

                              SELLING STOCKHOLDERS

     The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive up to an aggregate of $27,902,822.25 from the initial sale of the common stock upon exercise of the warrants included in this prospectus, assuming the holders of these warrants do not elect a cashless exercise of such warrants. Because the selling stockholder may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by any selling stockholder or that may be subsequently owned by any selling stockholder.

     The following table also sets forth the name of each selling stockholder who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by such selling stockholder, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each selling stockholder will own after the offering, assuming they sell all of the shares offered.

                                         TOTAL
                     TOTAL SHARES     PERCENTAGE                                                                PERCENTAGE
                       OF COMMON       OF COMMON      SHARES OF     BENEFICIAL     PERCENTAGE    BENEFICIAL      OF COMMON
                    STOCK ISSUABLE       STOCK,     COMMON STOCK     OWNERSHIP     OF COMMON      OWNERSHIP     STOCK OWNED
                     UPON EXCERISE   ASSUMING FULL   INCLUDED IN      BEFORE      STOCK BEFORE      AFTER         AFTER
                        WARRANTS      EXERCISE(1)   PROSPECTUS(1)   OFFERING(1)    OFFERING(1)   OFFERING(2)    OFFERING(2)
                        --------      -----------   -------------   -----------    -----------   -----------    -----------
Softalk, Inc.        5,246,753(3)        22.3%        5,246,753      9,446,753        39.5%       4,000,000        17.1%

ComHoldings
Ventures, LLC           30,000(4)           *            30,000         30,000           *              -0-         -0-

Cedar Avenue LLC       450,000(5)         2.4%          450,000      4,032,634        21.5%       3,582,634        19.1%

Liolios Group, Inc.    200,000(6)         1.1%          200,000        200,000         1.1%             -0-         -0-

Equity Securities
Investments, Inc.      165,000(7)           *           165,000        165,000           *              -0-         -0-

Robert C. Caylor        50,000(8)           *            50,000        152,738           *          102,738         -0-

----------
* Less than one percent (1%).

     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock purchasable upon exercise of the warrants is subject to adjustment based on certain corporation events that may or may not occur in the future, and could vary materially from the number set forth in the table. The beneficial ownership for each person listed in this table is provided to the Company's knowledge.

     (1) Amounts and percentages are based upon 18,274,339 shares of our common stock outstanding as of October 28, 2002 plus, for each person or entity in this table, the shares to be issued upon exercise of the warrants.

     (2) Assumes that all securities registered will be sold.

     (3) Consists of 5,246,753 shares of common stock issuable upon exercise of immediately exercisable warrants, 425,000 shares of common stock issuable upon presently exercisable options and 4,000,000 shares of common stock.

     (4) Consists of 30,000 shares of common stock issuable upon exercise of immediately exercisable warrants.

     (5) Consists of 450,000 shares of common stock issuable upon exercise of immediately exercisable warrants and 3,582,634 shares of common stock.

     (6) Consists of 200,000 shares of common stock issuable upon exercise of immediately exercisable warrants.

     (7) Consists of 165,000 shares of common stock issuable upon exercise of immediately exercisable warrants.

     (8) Consists of 50,000 shares of common stock issuable upon exercise of immediately exercisable warrants and 102,738 shares of common stock.

     Except for Softalk, Inc., the selling stockholders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. Mr. Christopher Lang, an officer and, to the Company's knowledge, principal shareholder of Softalk, served on the Company's board of directors from November 1999 to September 12, 2001. Ms. Rosani Atan, an officer of Softalk, also served on the Company's board of directors from November 1999 to September 22, 2000.

     We may amend or supplement this prospectus, from time to time to update the disclosure.

                              PLAN OF DISTRIBUTION

     The selling stockholder may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. There is no assurance that the selling stockholder will sell any or all of the common stock in this offering. The selling stockholder may use any one or more of the following methods when selling shares:

     * Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers.
     * Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.
     * An exchange distribution following the rules of the applicable exchange.
     *    Privately negotiated transactions.
     *    Short sales or sales of shares not previously owned by the seller.
     *    A combination of any such methods of sale any other lawful method.

The selling stockholder may also engage in:

     * Short selling against the box, which is making a short sale when the seller already owns the shares.
     * Other transactions in our securities or in derivatives of our securities and the subsequent sale or delivery of shares by the stockholder.
     * Pledging shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer to sell the pledged shares.

     Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from selling stockholder in amounts to be negotiated. If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive a commission from the purchaser in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     Penny Stock Rules

     Our common shares are subject to the "penny stock" rules that impose additional sales practice requirements because our common shares are below $5.00 per share. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the common shares and must have received the purchaser's written consent to the transaction prior to the purchase. The "penny stock" rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer must also disclose:

     * the commission payable to both the broker-dealer and the registered representative,
     *    current quotations for the securities, and
     * if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.

     Finally,   monthly   statements  must  be  sent  disclosing   recent  price
information for the penny stock held in the account and information on the limited market in penny stocks.

     These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common shares trade above $5.00 per share. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common shares, and may affect the ability to sell the common shares in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in "penny stocks" and it is unlikely that any bank or financial institution will accept "penny stock" as collateral.

     Underwriter Status

     The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be considered to be "underwriters" within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

     Because the selling shareholder is deemed an "underwriter" within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements.

     We are required to pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the common stock in this offering. We have agreed to indemnify the selling shareholder and its officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against liabilities, including liabilities arising under the Securities Act. The selling shareholder has agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

     If the selling stockholder notifies us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

                         DETERMINATION OF OFFERING PRICE

     The price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

     For a description of our common stock see our Registration Statement on Form 8-A filed with the SEC on March 11, 1987.

                                  LEGAL MATTERS

     Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

                                     EXPERTS

     Our consolidated financial statements included in our Annual Report (Form 10-KSB) for the years ended August 31, 2001 and 2000, have been audited by Semple & Cooper LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

     This prospectus is being delivered with a copy of our Form 10-KSB for the fiscal year ended August 31, 2001 and our Form 10-QSB for the fiscal quarter ended May 31, 2002, and each of the amendments to those filings.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

                               PART II TO FORM S-2

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any.

          SEC Registration Fee                              $    700
          Legal Fees and Expenses                           $  5,000
          Accounting Fees and Expenses                      $  5,000
          Printing and Engraving Expenses                   $  1,000
          Miscellaneous                                     $ 10,000
                                                            --------
          Total                                             $ 21,700

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Articles 11 and 12 of our Articles of Incorporation provide as follows:

     1. To the fullest extent permitted by the laws of the State of Nevada, as the same exist or may hereinafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided, however, that nothing contained herein shall eliminate or limit the liability of a director or officer of the Corporation to the extent provided by applicable laws (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) for authorizing the payment of dividends in violation of Nevada Revised Statutes Section 78.300. The limitation of liability provided herein shall continue after a director or officer has ceased to occupy such position as to acts or omissions occurring during such director's or officer's term or terms of office. No repeal, amendment or modification of this Article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director or officer of the Corporation occurring prior to such repeal, amendment or modification.

     2. The Corporation shall indemnify, defend and hold harmless any person who incurs expenses, claims, damages or liability by reason of the fact that he or she is, or was, an officer, director, employee or agent of the Corporation, to the fullest extent allowed under Nevada law.

ITEM 17. UNDERTAKINGS

     1. The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

         (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the registrant under
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference into this Registration Statement.

         (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report under Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     6. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, State of Michigan, on October 29, 2002.

                                   BESTNET COMMUNICATIONS CORP.


                                   By: /s/ Robert A. Blanchard
                                       -----------------------------------------
                                       Robert A. Blanchard, President and Chief
                                       Executive Officer


                                   By: /s/ Paul H. Jachim
                                       -----------------------------------------
                                       Paul H. Jachim, Chief Financial Officer
                                       and Chief Operating Officer
                                       (Principal Financial and Accounting
                                       Officer)

     The officers and directors of BestNet Communications Corp. whose signatures appear below, hereby constitute and appoint Robert A. Blanchard and Paul H. Jachim as their true and lawful attorneys-in-fact and agents, with full power of substitution, with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this registration statement on Form S-2, and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, shall do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

        SIGNATURE                      TITLE                          DATE
        ---------                      -----                          ----

/s/ Gerald I. Quinn          Chairman of the Board              October 29, 2002
-------------------------
Gerald I. Quinn


/s/ Robert A. Blanchard      President, Chief Executive         October 29, 2002
-------------------------    Officer and Director
Robert A. Blanchard


/s/ Paul H. Jachim           Chief Financial Officer            October 29, 2002
-------------------------    and Chief Operating Officer
Paul H. Jachim               (Principal Financial and
                             Accounting Officer)


/s/  Herman Haenert          Director                           October 29, 2002
-------------------------
Herman Haenert

                                  EXHIBIT INDEX

EXHIBIT                                                                   PAGE NUMBER OR
NUMBER                       DESCRIPTION                                 METHOD OF FILING
------                       -----------                                 ----------------
  4.1     Form of Warrant Issued to Softalk, Inc.                               *
  4.2     Form of Warrant Issued to Cedar Avenue LLC                            *
  4.3     Form of Warrant Issued to ComHoldings Ventures, LLC                   *
  4.4     Form of Warrant Issued to Liolios Group, Inc.                         *
  4.5     Form of Warrant Issued to Equity Securities Investments, Inc.         *
  4.6     Form of Warrant Issued to Robert C. Caylor                            *
  5.1     Opinion re: legality of the securities being registered          Filed herein
 23       Consent of Independent Auditors, Semple & Cooper LLP                  *
 24       Powers of Attorney                                                    *

----------
*  To be Filed by amendment.